EXHIBIT 99.2

GAMESQUARE ESPORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2022 and May 31, 2021

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) relates to the financial results and related data of GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (“GameSquare” or the “Company”) and its wholly owned subsidiaries for the three and six months ended June 30, 2022. This MD&A should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2022, its audited consolidated financial statements for the thirteen months ended December 31, 2021 and its annual MD&A for the thirteen months ended December 31, 2021 (“Annual MD&A”) filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s interim financial statements have been prepared in accordance with International Financial Reporting Standard 34 – Interim Financial Reporting and do not include all the disclosures required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“U.S. dollar” or “USD”). Accordingly, except as otherwise disclosed, all dollar figures in this report are stated in U.S. dollars. Additional information relevant to the Company can be found under the Company’s profile on SEDAR. References to “Q2”, “this quarter”, or “the quarter” are to the three months ended June 30, 2022. References to “this year” or “the year” are to the twelve months ended December 31, 2022. References to “last year” or “prior year” are to the thirteen months ended December 31, 2021. During the thirteen months ended December 31, 2021, the Company changed its fiscal year-end to December 31 and thus the comparative period covers the six-month period from December 1, 2020 to May 31, 2021 and the three-month period from February 28, 2021 to May 31, 2021.

The commentary has been prepared taking into consideration information available to August 25, 2022. The reader should be aware that historical results are not necessarily indicative of future performance.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain statements, other than statements of historical fact, contained in this MD&A constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (Ontario), and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. The words “plans”, “expects”, “estimated”, “anticipates”, “intend”, “focus”, “outlook”, “potential”, “seek”, “strategy”, “vision”, “goal”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, frequently identify forward-looking statements. Forward-looking statements include, without limitation, statements of the Company with respect to: the size and expected growth of the esports industry, statements regarding the operations, business, financial condition, expected financial results, prospects, opportunities, targets, goals, ongoing objectives, strategies and outlook of GameSquare, including the Company’s outlook for 2022 (see “Outlook”), management’s expectations for the Content Production business to generate margins of approximately 30%, and the positioning of the Company for sustainable growth. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect. In addition to any factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to successfully identify and integrate strategic acquisition opportunities; the Company being able to recognize and capitalize on opportunities earlier than its competitors; the culture and business structure of the Company supporting its growth; the Company continuing to attract qualified personnel to support its development requirements; and that the risk factors noted below, collectively, do not have a material impact on the Company.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors include, without limitation, risks relating to the following, which are discussed in greater detail in the “Risk Factors” section in the Annual Information Form and the “Risks and Uncertainties” section of the Annual MD&A: industry competition, the Company’s ability to achieve its objectives, the Company’s size and position in the industry and potential growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel, ability to execute on future acquisitions, mergers or dispositions, currency exchange rates, laws and government regulations, electronic data compromises and general business, economic, competitive, political and social uncertainties including the impact of the COVID-19 pandemic. These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. All forward-looking statements in this MD&A are qualified by these cautionary statements.

OVERVIEW

GameSquare is focused on the high growth gaming and esports market. The Company seeks to bridge the gap between global brands and the large gaming and esports communities by providing digital agency and media services to global brands seeking to target the large and growing esports market, and by signing top-tier talent in the influencer, on-screen talent and player categories. GameSquare seeks to accelerate its organic growth by serving brands and esports organizations through its unique mix of assets. The Company seeks to complement its organic growth through acquisitions of new companies that further strengthen its roster of global brand relationships.

The Company’s business is primarily carried out through five entities: GameSquare, Code Red Esports Ltd. (“Code Red”), NextGen Tech, LLC (dba as Complexity Gaming) (“Complexity”), Swingman LLC (dba Cut+Sew / Zoned) (“Cut+Sew”), and Fourth Frame Studios, a multidisciplinary creative production studio rooted in gaming, pop culture, and youth.

The Company’s common shares (“Common Shares”) are traded on the Canadian Securities Exchange (the “CSE”) under the symbol “GSQ”, the OTCQB Venture Market in the United States operated by the OTC Markets Group Inc. under the symbol “GMSQF” and the Frankfurt Stock Exchange under the symbol “29Q1”.

OUTLOOK

Management believes GameSquare is well positioned to benefit from the significant growth of the esports industry. The esports industry is project to have a global audience of approximately 600 million viewers by 2023, watching more than 100 billion hours of esports programming, generating over US$200 billion in revenue (source: NewZoo 2020 Global Esports Report and EsportsObserver.com). GameSquare’s revenue growth is expected to be driven by increasing marketing spend from global brands that seek exposure to and connections with these audiences.

The Company is focusing its growth efforts and strategies on the digital agency vertical which serves the esports market, and more broadly in sports and entertainment through content creation, audience development and growing brand relationships. The digital agency industry is highly fragmented, and these businesses are generally characterized by high revenue growth with healthy earnings before income, taxes, depreciation and amortization (“EBITDA”) margins, which management believes positions the Company well for sustainable growth through organic efforts and presents significant opportunities to grow through accretive acquisitions.

The Company invested in its sales organization and continues to see significant growth in the number, and the size, of requests for proposals for its agency businesses and greater sales activity within Complexity. The quality and performance of the Company’s sales organization resulted in significant growth in the Company’s Q4 2021 and H1 2022 revenue and in its contracted revenue and sales pipeline for this year that is the largest it has ever been. As a result of this momentum, the Company has increased its 2022 revenue guidance to a range of $27.5 - $30 million with gross margins that are consistent with previous periods. The Company’s financial profile compares very favourably against its esports peers.

GameSquare executed on multiple acquisitions in 2021 and has developed a robust pipeline of potential acquisitions. The Company has a rigorous set of acquisition criteria and is generally considering companies that generate revenue between $5 million to $25 million with EBITDA margins in the 20% to 40% range, depending on the size and maturity of the business. Transactions will typically be structured to favour stock over cash and include achievable and reasonable earnouts over as many as 24 months. The Company intends to use these criteria and guidelines; however, it may decide to enter into a transaction with a target that does not meet any or all of these criteria or guidelines. There is no assurance that the Company will be able to complete such potential acquisitions in the near future or at all and on terms that are favourable to the Company.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

See “Risks and Uncertainties” in the annual MD&A and the Company’s 20-F for the year ended December 31, 2021, available under the Company’s profile on SEDAR at www.sedar.com.

SECOND QUARTER OF 2022 HIGHLIGHTS

On April 5, 2022, the Company announced US$3.0 Million Private Placement Led by Goff Capital and the Jones Family.

On April 20, 2022, Javier "Chicharito" Hernández, LA Galaxy Striker and global football sensation, joined Complexity Stars.

On May 3, 2022, GameSquare and Complexity Gaming expanded its Army MWR Partnership with a larger Soldier Showdown tournament series.

On May 19, 2022, Dairy MAX renewed its sponsorship with Complexity Gaming and selected Gamesquare Esports as its creative agency for gaming.

On May 30, 2022, the Company closed the first tranche of a non-brokered private placement. The Company issued 20,040,429 Common Shares at a price of CAD$0.14 per Common Share for gross proceeds of $2,215,811 (CAD$2,805,660). The Company incurred legal and other expenses totaling $38,063 in connection with the private placement.

On June 21, 2022, the Company amended its articles to amend the rights, privileges, conditions and restrictions of the Company’s Common Shares and to create a new class of shares of the Company designated as “Proportionate Voting Shares”.

On June 22, 2022, the Company presented at the Collision 2022 conference, in Toronto, Ontario, and was joined by Leonard Fournette running back for the Tampa Bay Buccaneers and a Complexity Stars Team Member.

On June 27, 2022, the Company announced a significant contract win expected to contribute more than 10% of the upper range of the Company’s 2022 revenue guidance.

On June 30, 2022, the Company entered into an agreement for a US$5 million credit facility for a one-year term, subject to extension, which will provide the Company with access to capital, if required, to execute on its strategic priorities. As at June 30, 2022, the Company had not drawn down on the credit facility.

SUBSEQUENT EVENTS

On July 16, 2022, GameSquare arranged and promoted the TimTheTatman Tailgate. It was one of the largest events of its kind within the esports industry, and the first-ever hosted by an individual creator.

On July 25, 2022, the Company increased 2022 revenue guidance to a range of US$27.5 to $30.0 million that are consistent with previously periods, from its previously issued revenue target of US$23.5 to $25.0 million, an approximately 20% increase.

On August 18, 2022, the Company announced that Fourth Frame Studios is represented by United Talent Agency which represents some of the world's most iconic, barrier-breaking artists, creators and changemakers.

On August 22, 2022, the Company closed the second tranche of its US$3.3 million private placement financing.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

REVIEW OF FINANCIAL RESULTS

The following financial information is derived from the condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and the three and six months ended May 31, 2021.

	Three months ended	Three months ended	Six months ended	Six months ended
($ U.S. dollars)	June 30, 2022	May 31, 2021	June 30, 2022	May 31, 2021

Revenue	$6,655,892	$893,141	$11,695,966	1,713,270

Cost of sales	3,638,731	674,712	7,033,604	1,401,456

Gross profit	3,017,161	218,429	4,662,362	311,814

Other income
Interest and other income	1,521	431	4,541	766

Total other income	1,521	431	4,541	766

Expenses
Salaries, consulting and management fees	2,368,223	1,062,196	5,029,112	1,473,504
Player compensation	449,355	(244)	889,040	(244)
Professional fees	594,670	295,661	987,913	335,022
General office expenses	523,987	298,331	854,203	356,208
Selling and marketing expenses	176,627	16,406	459,065	16,406
Travel expenses	182,087	98,335	437,772	98,540
Shareholder communications and filing fees	68,219	52,504	89,540	96,969
Interest expense	129,248	1,955	219,353	1,982
Bad debt expense	-	46,962	-	46,962
Foreign exchange loss	(49,876)	(21,842)	(45,980)	(5,040)
Change in provision for reclamation deposit	-	-	-	(75,119)
Share-based compensation	441,084	529,701	941,227	603,156
Transaction costs	-	7,339,880		7,339,880
Amortization	678,060	585,753	1,360,618	682,657

Total expenses	5,561,684	10,305,598	11,221,863	10,970,883

Loss for the period before income taxes	(2,543,002)	(10,086,738)	(6,554,960)	(10,658,303)
Income tax (recovery)	(18,177)	(150,771)	(36,506)	(181,406)
Loss for the period	(2,524,825)	(9,935,967)	(6,518,454)	(10,476,897)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	(238,992)	166,554	(135,217)	320,632

Total comprehensive loss for the period	$(2,763,817)	$(9,769,413)	$(6,653,671)	$(10,156,265)

(Loss) profit for the period attributable to:
Owners of the parent	(2,524,825)	(9,940,622)	(6,532,172)	(10,481,552)
Non-controlling interest	-	4,655	13,718	4,655
	$(2,524,825)	$(9,935,967)	$(6,518,454)	$(10,476,897)
Basic and diluted net loss per share	$(0.01)	$(0.09)	$(0.03)	$(0.13)

Weighted average number of common shares outstanding - basic and diluted	251,208,859	106,555,112	247,814,239	79,659,921

* On January 1, 2022, the Company elected to change its presentation currency from CAD to USD. For periods prior to January 1, 2022, the results have been restated to reflect this change. See Note 3 of the Company’s condensed interim consolidated financial statements.

Readers are advised that Reciprocity’s (and its subsidiaries) results have been consolidated from the date of acquisition of March 16, 2021; Complexity’s results have been consolidated from the date of acquisition of June 30, 2021; and Cut+Sew’s results have been consolidated from the date of acquisition of July 27, 2021.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

For the three and six months ended June 30, 2022, the Company reported losses of $2,524,825 and $3,993,629 or $(0.01) and $(0.03) per Common Share, respectively, compared with losses of $9,935,967 and $10,476,897 or $(0.09) and $(0.13) per Common Share, respectively, for the three and six months ended May 31, 2021. The decrease in net losses is the result of higher expenses in the prior period on the acquisition of Reciprocity on March 16, 2021, including transaction costs of $7,339,880.

REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having three operating segments under IFRS 8.

The Company’s “Teams” segment represents its esports teams, which generate revenue through sponsorship, prize and player related revenue. The Company’s teams include: Complexity Gaming, R7 Gaming, and LGD Gaming.

The Company’s “Agency Services” segment represents its esports agencies which include: Code Red, GCN and Cut+Sew. The Company’s agencies generate revenue through talent management, influencer promotional fees and consulting.

The Company’s “Content Production” segment represents its Fourth Frame Studios business which is involved with the creation and production of original online content. Fourth Frame Studios produces both white label content for clients and original content which it sells to distributors.

Three months ended June 30, 2022
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	2,380,728	-	-	2,380,728
Winning/Player buyout/Other	-	-	-	-	-
Total Team Revenue	-	2,380,728	-	-	2,380,728

Cost of Sales	-	1,137,632	-	-	1,137,632
Gross profit	-	1,243,096	-	-	1,243,096

Influencer / on screen talent representation	1,226,354	-	-	-	1,226,354
Digital media	-	2,711,810	-	-	2,711,810
Total Agency Revenue	1,226,354	2,711,810	-	-	3,938,164

Cost of sales	1,001,932	1,149,495	-	-	2,151,427
Gross profit	224,422	1,562,315	-	-	1,786,737

Content production	-	337,000	-	-	337,000

Cost of sales	-	349,672	-	-	349,672
Gross profit	-	(12,672)	-	-	(12,672)

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

Six months ended June 30, 2022
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	4,204,242	-	-	4,204,242
Winning/Player buyout/Other	-	-	-	99,848	99,848
Total Team Revenue	-	4,204,242	-	99,848	4,304,090

Cost of Sales	-	2,215,181	-	51,951	2,267,132
Gross profit	-	1,989,061	-	47,897	2,036,958

Influencer / on screen talent representation	2,494,751	-	-	-	2,494,751
Digital media	-	4,437,625	-	-	4,437,625
Total Agency Revenue	2,494,751	4,437,625	-	-	6,932,376

Cost of sales	2,012,566	2,250,447	-	-	4,263,013
Gross profit	482,185	2,187,178	-	-	2,669,363

Content production	-	459,500	-	-	459,500

Cost of sales	-	503,459	-	-	503,459
Gross profit	-	(43,959)	-	-	(43,959)

Non-current assets	1,235,121	11,084,473	265,192	78,193	12,662,979

Three months ended May 31, 2021*
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Winning/Player buyout/Other	-	-	-	70,266	70,266
Total Team Revenue	-	-	-	70,266	70,266

Gross profit	-	-	-	70,266	70,266

Influencer / on screen talent representation	811,528	-	-	-	811,528
Digital media and marketing	-	11,347	-	-	11,347
Total Agency Revenue	811,528	11,347	-	-	822,875

Cost of sales	674,712	-	-	-	674,712
Gross profit	136,816	11,347	-	-	148,163

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

Six months ended May 31, 2021*
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	-	-	-	-
Winning/Player buyout/Other	-	-	-	70,266	70,266
Total Team Revenue	-	-	-	70,266	70,266

Gross profit	-	-	-	70,266	70,266

Influencer / on screen talent representation	1,631,657	-	-	-	1,631,657
Digital media and marketing	-	11,347	-	-	11,347
Total Agency Revenue	1,631,657	11,347	-	-	1,643,004

Cost of sales	1,401,456	-	-	-	1,401,456
Gross profit	230,201	11,347	-	-	241,548

Non-current assets	3,599,701	5,562,889	281,184	649	9,444,423

* On January 1, 2022, the Company elected to change its presentation currency from CAD to USD. For periods prior to January 1, 2022, the results have been restated to reflect this change. See Note 3 of the Company’s condensed interim consolidated financial statements. In addition, comparative figures have been reclassified to conform with presentation adopted for the current period.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2022

During the period ended December 31, 2021, the Company changed its fiscal year end from November 30 to December 31. As a result of this change, the results of the quarter ended June 30, 2022 are for the three months ended June 30, 2022 with the comparative period consisting of the three months ended May 31, 2021.

Revenue

Revenues for the three months ended June 30, 2022 were $6,655,892, which include $2,380,728 from Complexity, $1,163,568 from Cut+Sew, $1,505,742 from GCN and $1,226,354 from Code Red. In the comparative period ended May 31, 2021, revenues of $893,141 were mainly from Code Red.

For the three months ended June 30, 2022, the Company's Teams segment generated revenue of $2,380,728 in the U.S. The Company's Agency Services segment generated revenue of $3,938,164 (United Kingdom $1,226,354 and the U.S. $2,711,810). The Teams segment generated gross profit of $1,243,096, while the Agency Services segment generated gross profit of $1,786,737. The newly added Content Production segment generated a loss of $12,672 given it only commenced operations during the previous quarter. Longer term, the Company expects the Content Production business to generate gross margins of approximately 30%.

Expenses

Salaries, consulting and management fees incurred during the three months ended June 30, 2022 were $2,368,223 compared to $1,062,196 during the three months ended May 31, 2021. Consulting fees in the current period reflect the consulting fees of GameSquare, Code Red, Complexity and Cut+Sew for the three months ended June 30, 2022. The consulting fees during the comparative period were for GameSquare (Ontario) Inc. and Code Red for the three months ended May 31, 2021, and Reciprocity for the period from March 17, 2021 to May 31, 2021. Complexity and Cut+Sew were acquired after February 28, 2021 and Reciprocity (including its subsidiaries) were acquired March 17, 2021.

Player compensation for the three months ended June 30, 2022 was $449,355 compared to a recovery of $244 in the comparative period and consisted of salaries and benefits paid to players. The increase reflects the acquisition of teams as part of the Complexity acquisition. The small recovery in the prior period was recorded by Biblos, a subsidiary of Reciprocity due to a one time reversal of a minor over-accrual.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

Professional fees of $594,670 incurred during the three months ended June 30, 2022 were for amounts paid or accrued for audit and legal fees for the consolidated Company. Professional fees incurred during the same period in the prior year were $295,661 and related to legal and audit fees incurred on the acquisition of Reciprocity and a concurrent bought deal financing.

General office expenses for the three months ended June 30, 2022 were $523,987, compared to $295,661 in the comparative period. The increase from the prior periods is the result of the acquisitions of Complexity and Cut+Sew.

Selling and marketing expenses were $176,627 for the three months ended June 30, 2022, versus $16,406 in the comparative period. The increase reflects the acquisitions of Complexity and Cut+Sew during the prior year, as well as expenses associated with additional investor relations.

Travel expenses for the three months ended June 30, 2022 were $182,087, versus $98,335 in the comparative period. The increase from the prior period is the result of increased commercial activity of the combined company and the easing of COVID-19 travel restrictions.

Shareholder communications and filing fees during the three months ended June 30, 2022, were $68,219 compared to $52,504 during the comparative period in the prior year. The Company increased activity in the prior period following its public listing through a reverse takeover transaction which closed on October 2, 2020. Please refer to Note 25 in the Company’s annual financial statements for details on the RTO Transaction which closed on October 2, 2020.

Interest expense during the three months ended June 30, 2022 was $129,248 compared to $1,955 in the comparative period and related to interest on a loan acquired as part of the acquisition of Reciprocity and a lease liability acquired on the acquisition of Complexity.

The Company recorded $441,084 in share-based compensation during the three months ended June 30, 2022 related to the amortization of the fair market value of the options and RSUs granted during the six months ended June 30, 2022 and the thirteen months ended December 31, 2021. The Company granted 2,550,000 options to directors, officers, and consultants of the Company (thirteen months ended December 31, 2021 - 14,509,241). The options have vesting periods of immediate to three years. In addition, the Company granted 1,000,000 RSUs during the six months ending June 30, 2022 with vesting periods of immediate to three years (thirteen months ending December 31, 2021 - 6,242,158). The Company recorded $529,701 in share-based compensation during the three months ended May 31, 2021. The Company granted 5,812,766 options to directors, officers, and consultants of the Company in the comparative period. The options had vesting periods between one and three years.

During the three months ended May 31, 2021, the Company recorded $7,339,980 in transaction costs on the excess of the purchase price on the acquisition of Reciprocity over the fair value of assets acquired.

During the three months ended June 30, 2022, the Company recorded amortization expense of $678,060 related mainly to the amortization of intangible assets, equipment and right of use assets acquired on the acquisitions of Code Red on October 2, 2020, Reciprocity on March 16, 2021, Complexity on June 30, 2021 and Cut+Sew on July 27, 2021. Amortization of $585,753 during the comparative period related to the intangible assets and equipment acquired on the acquisition of Code Red on October 2, 2020 and Reciprocity on March 16, 2021.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022

During the period ended December 31, 2021, the Company changed its fiscal year end from November 30 to December 31. As a result of this change, the results of the six months ended June 30, 2022 are for the six months ended June 30, 2022 with the comparative period consisting of the six months ended May 31, 2021.

Revenue

Revenues for the six months ended June 30, 2022 were $11,695,966, which include $4,204,242 from Complexity, $2,334,383 from Cut+Sew, $2,183,242 from GCN and $2,494,751 from Code Red. In the comparative period ended May 31, 2021, the Company had revenues of $1,713,270, which included $$1,631,657 from Code Red and $70,266 from Biblos for the period from March 16, 2021 to May 31, 2021.

For the three months ended June 30, 2022, the Company's Teams segment generated revenue of $4,204,242 in the U.S. The Company's Agency Services segment generated revenue of $6,932,376 (United Kingdom $2,494,751 and the U.S. $4,437,625). The Teams segment generated gross profit of $2,036,958, while the Agency Services segment generated gross profit of $2,669,363. The newly added Content Production segment generated a loss of $43,959 given it only commenced operations during the previous quarter. Longer term, the Company expects the Content Production business to generate gross margins of approximately 30%.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

Expenses

Salaries, consulting and management fees incurred during the six months ended June 30, 2022 were $5,029,112 compared to $1,473,504 during the six months ended May 31, 2021. Consulting fees in the current period reflect the consulting fees of GameSquare, Code Red, Complexity and Cut+Sew for the six months ended June 30, 2022. The consulting fees during the comparative period were for GameSquare (Ontario) Inc. and Code Red for the six months ended May 31, 2021, and Reciprocity for the period from March 17, 2021 to May 31, 2021. Complexity and Cut+Sew were acquired after May 31, 2021 and Reciprocity (including its subsidiaries) were acquired March 17, 2021.

Player compensation for the six months ended June 30, 2022 was $889,040 compared to a recovery of $244 in the comparative period and consisted of salaries and benefits paid to players. The increase reflects the acquisition of teams as part of the Complexity acquisition. The small recovery in the prior period was recorded by Biblos, a subsidiary of Reciprocity.

Professional fees of $987,913 incurred during the six months ended June 30, 2022 were for amounts paid or accrued for audit and legal fees for the consolidated Company. Professional fees incurred during the same period in the prior year were $335,022 and related to legal and audit fees incurred on the acquisition of Reciprocity and a concurrent bought deal financing.

General office expenses for the three months ended June 30, 2022 were $854,203, compared to $356,208 in the comparative period. The increase from the prior periods is the result of the acquisitions of Complexity and Cut+Sew.

Selling and marketing expenses were $459,065 for the six months ended June 30, 2022, versus $16,406 in the comparative period. The increase reflects the acquisitions of Complexity and Cut+Sew during the prior year, as well as expenses associated with additional investor relations.

Travel expenses for the six months ended June 30, 2022 were $437,772, versus $98,540 in the comparative period. The increase from the prior period is the result of increased commercial activity of the combined company and the easing of COVID-19 travel restrictions.

Shareholder communications and filing fees during the six months ended June 30, 2022, were $89,540 compared to $96,969 during the comparative period in the prior year. The Company increased activity in the prior period following its public listing through a reverse takeover transaction which closed on October 2, 2020.

Interest expense during the six months ended June 30, 2022 was $219,353 compared to $1,982 in the comparative period and related to interest on a loan acquired as part of the acquisition of Reciprocity and a lease liability acquired on the acquisition of Complexity.

The Company recorded $941,227 in share-based compensation during the six months ended June 30, 2022 related to the amortization of the fair market value of the options and RSUs granted during the six months ended June 30, 2022 and the thirteen months ended December 31, 2021. The Company granted 2,550,000 options to directors, officers, and consultants of the Company (thirteen months ended December 31, 2021 - 14,509,241). The options have vesting periods of immediate to three years. In addition, the Company granted 1,000,000 RSUs during the six months ending June 30, 2022 with vesting periods of immediate to three years (thirteen months ending December 31, 2021 - 6,242,158). The Company recorded $603,156 in share-based compensation during the six months ended May 31, 2021. The Company granted 5,812,766 options to directors, officers, and consultants of the Company in the comparative period. The options had vesting periods between one and three years.

During the six months ended May 31, 2021, the Company recorded $7,339,980 in transaction costs on the excess of the purchase price on the acquisition of Reciprocity over the fair value of assets acquired.

During the six months ended June 30, 2022, the Company recorded amortization expense of $1,360,618 related mainly to the amortization of intangible assets, equipment and right of use assets acquired on the acquisitions of Code Red on October 2, 2020, Reciprocity on March 16, 2021, Complexity on June 30, 2021 and Cut+Sew on July 27, 2021. Amortization of $682,657 during the comparative period related to the intangible assets and equipment acquired on the acquisition of Code Red on October 2, 2020 and Reciprocity on March 16, 2021.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

CASH FLOWS

($ Canadian)	Three months ended June 30, 2022	Three months ended May 31, 2021	Six months ended June 30, 2022	Six months ended May 31, 2021

Cash flows (used in) operating activities	$(719,010)	(2,358,393)	(4,755,780)	(2,791,827)
Cash flows from financing activities	2,043,428	4,469,193	1,761,798	5,276,665
Cash flows (used in) investing activities	60,084	401,192	18,066	401,192
Effect of exchange rate changes on cash	(44,884)	166,715	(34,999)	176,439

Net change in cash	$1,339,618	2,678,707	(3,010,915)	3,062,469

The Company used cash of $719,010 and $4,755,780, respectively, in operating activities during the three and six months ended June 30, 2022 compared with $$2,358,393 and $2,791,827, respectively, in the comparative periods. The increase in the use of cash for the six month period was mainly the result of increases in consulting and management fees, professional fees, general office expenses, selling and marketing expenses and shareholder communications as described in the Results of Operations section.

During the six months ended June 30, 2022, the Company repaid loan amounts of $149,442 and made lease payments of $134,320 and $266,508, respectively, during the three and six months ended June 30, 2022. On May 30, 2022, the Company closes a non-brokered private placement financing of 20,040,429 Common Shares for gross proceeds of $2,215,811 and incurred $38,063 in legal and other expenses in connection with the private placement.

On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of CAD$0.42 per unit for gross proceeds of $792,945 (CAD$1,000,220) and paid share issue costs of $1,165.

On March 4, 2021, the Company closed a bought deal private placement financing of 16,700,000 units of the Company at a price of CAD$0.42 per unit for gross proceeds of $5,550,368 (CAD$7,014,000) and paid share issue costs of $910,799.

In addition, the Company received a $15,692 (CAD$20,000) top up on a Canada Emergency Business Account loan, repaid loans of $250,000 and had 202,766 options exercised for cash proceeds of $79,624 during the three months ended May 31, 2021.

During the three and six months ended June 30, 2022, the Company received $49,356 on the sale of its investment in Irati Energy Corporation and purchased equipment for $31,290. During the three and six months ended May 31, 2021, the Company acquired cash of $414,481 on the acquisition of Reciprocity and purchased equipment for $13,289.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the consolidated financial statements of the Company for the most recent eight historical quarters and should be read in conjunction with the financial statements of the Company:

($, except per share amounts)*	Jun-22	Mar-22	Dec-21	Aug-21
Revenue	6,655,892	5,040,074	7,206,225	1,971,762
Cash flow from operating activities	(719,010)	(4,036,770)	(4,178,681)	(4,122,239)
Net (loss)	(2,524,825)	(3,993,629)	(544,115)	(10,177,338)
Per share - basic and diluted	(0.01)	(0.02)	(0.00)	(0.05)
Total assets	22,186,918	20,459,388	23,828,404	42,286,412

($, except per share amounts)*	May-21	Feb-21	Nov-20	Aug-20
Revenue	893,141	820,129	371,974	-
Cash flow from operating activities	(2,358,393)	(433,434)	(264,720)	(2,427)
Net (loss) income	(9,935,967)	(540,930)	(2,531,085)	3,395
Per share - basic and diluted	(0.09)	(0.01)	(0.07)	0.00
Total assets	14,141,010	5,347,189	4,761,984	236,783

* On January 1, 2022, the Company elected to change its presentation currency from CAD to USD. For periods prior to January 1, 2022, the results have been restated to reflect this change. See Note 3 of the Company’s condensed interim consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2022, the Company had working capital of $4,537,287, compared to $6,769,683 as at December 31, 2021. The decrease in the working capital resulted mostly from the Company’s use of cash in operating activities as described in the cash flows section.

The financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Continuing operations, as intended, are dependent on management’s ability to raise required funding through future equity issuances, its ability to acquire business interests and develop profitable operations or a combination thereof, which is not assured, given today’s volatile and uncertain financial markets. The Company may revise programs depending on its working capital position.

Other than its current liabilities of $4,986,652 at June 30, 2022, the Company has no short-term capital spending requirements, and future plans and expectations are based on the assumption that the Company will realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. There can be no assurance that the Company will be able to obtain adequate financing in the future or, if available. that such financing will be on acceptable terms. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs or acquisition plans and may be unable to continue operations. The Company may seek such additional financing through debt or equity offerings. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

On May 30, 2022, the Company closed a non-brokered private placement financing and issued 20,040,429 Common Shares at a price of CAD$0.14 per Common Share for gross proceeds of $2,215,811 (CAD$2,805,660).

The Company also entered into a US$5 million credit facility which will provide the Company with access to capital, if required, to execute on its strategic priorities. The Company has not yet drawn down on the credit facility.

GameSquare does not have any contracts or commitments for additional financing other than the previously mentioned US$5 million revolving credit facility. $Nil has been drawn on the facility as of the date of this MD&A.

The Company has a material office lease in Frisco, Texas, United States which runs until April 2029 as described below.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

On June 30, 2021, the Company acquired Complexity. Complexity leases a building in Frisco, Texas. The lease commenced on April 9, 2019 and expires in April 2029. The lease had a carrying amount of $2,950,277 at the date of acquisition of Complexity. The amortization charge during the period was $188,316.

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the six months ended June 30, 2022, the Company recognized $120,023 in interest expense related to its lease liabilities.

A reconciliation of the lease liabilities for the six months ended June 30, 2022 is as follows:

	June 30, 2022	December 31, 2021

Balance, beginning of period	$3,000,032	$-
Acquisiton of Complexity	-	3,138,515
Cash outflows	(266,508)	(264,376)
Finance costs	120,023	125,893

	$2,853,547	$3,000,032

	June 30, 2022	December 31, 2021

Lease Liability - current	$318,432	$301,355
Lease Liability - non-current	2,535,115	2,698,676

	$2,853,547	$3,000,031

Per balance sheet	$2,853,547	3,000,031

RELATED PARTY TRANSACTIONS

Key management personnel compensation:

The Company recorded $229,205 in share-based compensation related to the vesting of options and RSUs granted during the six months ended June 30, 2022 and the 13 months ended December 31, 2021.

Included in accounts payable and accrued liabilities at June 30, 2022 is $159,863 (December 31 - $178,244) owed to the chairman of the board of directors of the Company. This amount is due on demand, unsecured, and non-interest bearing.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

COMMITMENTS AND CONTINGENCIES

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $1,386,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $859,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation provision accrued in the condensed interim consolidated financial statements to be remote, the outcome of any such contingent matters is inherently uncertain.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

COVID-19

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Government Assistance Loan

On May 27, 2020, the Company received a CAD$40,000 Canada Emergency Business Account (“CEBA”) unsecured loan from the Government of Canada via its commercial bank. On January 11, 2021, the Company received an additional CAD$20,000 increasing the loan to CAD$60,000. The loan was interest free until December 31, 2022 and matured on December 31, 2025. If CAD$40,000 of the loan was repaid by December 31, 2022, the remaining CAD$20,000 would be forgiven. On October 8, 2021, the Company repaid CAD$40,000 of the loan and on November 30, 2021, the remaining CAD$20,000 was forgiven. The gain on the loan forgiveness is included in salaries, consulting and management fees in the condensed interim consolidated statements of loss.

On June 30, 2021, the Company acquired Complexity (see Note 4(b) of the condensed interim consolidated financial statements). Complexity had a Paycheck Protection Program (“PPP”) loan from J.P. Morgan in the amount of $501,473 under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 15, 2020 and could be forgiven to the extent proceeds of the loan were used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan was set to expire in two years from the drawn down date. On July 15, 2021, the Company received full forgiveness of the balance. The gain on the loan forgiveness is included in salaries, consulting and management fees in the condensed interim consolidated statements of loss.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

ACCOUNTING POLICIES

Significant accounting policies

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the thirteen months ended December 31, 2021 with the exception of the following new accounting standards and change in presentation currency noted below.

Change in presentation currency

On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars to United States dollars. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in similar industries. The Company applied the change to U.S. dollar presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

The functional currency of GameSquare is the Canadian dollar, and the functional currency of the Company’s subsidiaries are listed in the table in Note 1 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2022. For periods prior to January 1, 2022, the statements of financial position for each period presented have been translated from the functional currency of the Company and each of its subsidiaries to the new U.S. dollar presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the date of incorporation of GameSquare (Ontario) Inc. on December 13, 2018. The statements of loss and comprehensive income (loss) were translated at the average exchange rates for the reporting periods, or at the exchange rate prevailing at the date of transactions. Exchange differences arising on translation from functional currency to the U.S. dollar presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

New accounting standards

Effective January 1, 2022, the Company adopted the following new accounting standards.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The adoption of this standard on January 1, 2022 did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The adoption of this standard on January 1, 2022 did not have a material impact on the Company’s condensed interim consolidated financial statements.

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The adoption of this standard on January 1, 2022 did not have a material impact on the Company’s condensed interim consolidated financial statements.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2022 and May 31, 2021

Accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has:

a)	150,000 proportionate voting shares outstanding;
b)	249,422,329 Common Shares outstanding;
c)	20,155,958 stock options outstanding with expiry dates between March 16, 2023 and March 24, 2027; and
d)	6,242,158 RSUs of which 3,354,281 were vested
e)	56,681,127 warrants with expiry dates between October 2, 2022 and July 22, 2024.

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